Exhibit 2.4

Third Quarter 2009	October 26, 2009
TOROMONT ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2009
Toromont Industries Ltd. reported financial results for the third quarter ended September 30, 2009. Revenues declined 26% from the records set in the third quarter of 2008, reflecting current economic conditions. Earnings per share declined 12% to $0.50 in the third quarter of 2009 versus the third quarter of 2008.
Revenues for the nine months ended September 30, 2009 declined 9% compared to the same period last year. Earnings per share were $1.38 through September, down 1% versus 2008, which included a $0.10 gain on sale of investments. Excluding the gain from 2008, earnings per share increased 6% in 2009 from a year ago.

	Three months ended September 30			Nine months ended September 30
$ millions, except per share amounts	2009	2008	% change	2009	2008	% change

Revenues	$429.9	$578.0	(26%)	$1,371.8	$1,511.5	(9%)
Operating income	$47.4	$56.9	(17%)	$136.5	$133.4	2%
Net earnings	$31.9	$37.1	(14%)	$89.2	$91.4	(2%)
Earnings per share — basic	$0.50	$0.57	(12%)	$1.38	$1.40	(1%)

Demand for our products and services continues to be impacted by the global economic slowdown resulting in lower activity in key sectors including natural gas and construction. Our team has been effective in controlling discretionary expenses and has adjusted quickly to the current operating environment.
Highlights for the Third Quarter:
•	Compression Group revenues were down 27% in the quarter compared to the same period last year. U.S. natural gas compression package sales were 21% lower while Canadian sales were down 77%. Operating income was down 11% on lower revenues, partially offset by higher margins in U.S. and refrigeration operations.

•	Compression Group booking activity for the quarter was 64% lower compared to the third quarter of 2008. Lower demand for natural gas compression in the U.S. and Canada continued through the quarter on weak market fundamentals. Backlogs were down 47% from December 31, 2008 and 55% from this time last year.

•	Equipment Group revenues were down 24% in the quarter versus the similar period of 2008 on lower new and used machine sales, product support revenues and rentals. Operating income decreased 22% compared to last year on lower volumes.

•	Equipment Group bookings were 46% lower than the third quarter of 2008. Generally, order rates have slowed in most regions and for most products. Backlogs were 23% lower than at December 31, 2008 and 50% lower than at this time last year.

•	The Company maintained a strong financial position and ended the quarter with $105 million of cash and cash equivalents and a net debt to shareholders’ equity ratio at a very conservative 0.06:1.

•	The Board of Directors declared the regular quarterly dividend of $0.15 per common share, paid on October 1, 2009 to shareholders of record on September 15, 2009. The Company has paid dividends every year since going public in 1968.

•	The normal course issuer bid was renewed, allowing the Company to purchase for cancellation up to 4.7 million of its common shares during the 12-month period commencing August 31, 2009.
Since the precipitous drop in November last year, our bookings have been fairly stable at about half of the previous rates. We are seeing some improvement in refrigeration bookings. Power systems activity is holding at prior levels. We do not expect to see a meaningful recovery in our other businesses until next year. Based on current backlog and booking activity, results for the fourth quarter of 2009 are expected to fall short of the record results reported in 2008.
Subsequent Event
Subsequent to quarter-end, Toromont announced a proposal to acquire the units of Enerflex Systems Income Fund. Holders of the trust units of Enerflex would receive cash and shares of Toromont representing total consideration of $13.50 per unit, comprised of at least 50% cash, with the balance in Toromont common shares.
The combination of Enerflex and Toromont Energy Systems, our gas compression division, would create a stronger company, with a presence in all of the key domestic and international markets. As the strategic fit and available synergies have been evident to all parties for some time, there is a strong desire to see this transaction come to a successful conclusion. We believe that this transaction is very attractive to Enerflex unitholders and will be accretive for Toromont shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) comments on the operations, performance and financial condition of Toromont Industries Ltd. (“Toromont” or the “Company”) as at and for the three-month and nine-month periods ended September 30, 2009. It also discusses factors that could affect future performance. This MD&A should be read in conjunction with the attached unaudited interim consolidated financial statements and related notes for the three-month and nine-month periods ended September 30, 2009, the annual MD&A contained in the 2008 Annual Report and the audited annual consolidated financial statements of the Company for the year ended December 31, 2008.
This MD&A contains certain forward-looking information. Please refer to the “Advisory” section of this MD&A for important information regarding forward-looking information.
The consolidated financial statements reported herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars. The information in this MD&A is current to October 23, 2009.
Additional information is contained in the Company’s filings with Canadian securities regulators, including the Company’s 2008 Annual Report and 2009 Annual Information Form. These are available on SEDAR at www.sedar.com and on the Company’s website at www.toromont.com.
CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended September 30			Nine months ended September 30
$ thousands, except per share amounts	2009	2008	% change	2009	2008	% change

Revenues	$429,922	$577,969	(26%)	$1,371,754	$1,511,505	(9%)
Cost of goods sold	328,072	455,378	(28%)	1,062,991	1,191,838	(11%)

Gross profit	101,850	122,591	(17%)	308,763	319,667	(3%)
Selling and administrative expenses	54,473	65,690	(17%)	172,232	186,286	(8%)

Operating income	47,377	56,901	(17%)	136,531	133,381	2%
Interest expense	1,922	2,795	(31%)	6,365	9,006	(29%)
Interest and investment income	(1,438)	(1,449)	(1%)	(3,442)	(13,118)	(74%)

Income before income taxes	46,893	55,555	(16%)	133,608	137,493	(3%)
Income taxes	14,970	18,451	(19%)	44,442	45,750	(3%)

Earnings from continuing operations	31,923	37,104	(14%)	89,166	91,743	(3%)
Loss on disposal of discontinued operations	—	—	—	—	(432)	n/m
Earnings from discontinued operations	—	—	—	—	103	n/m

Net earnings	$31,923	$37,104	(14%)	$89,166	$91,414	(2%)

Basic earnings per share	$0.50	$0.57	(12%)	$1.38	$1.40	(1%)

Key ratios:
Gross profit as a % of revenues	23.7%	21.2%		22.5%	21.1%
Selling and administrative expenses as a % of revenues	12.7%	11.4%		12.6%	12.3%
Operating income as a % of revenues	11.0%	9.8%		10.0%	8.8%
Income taxes as a % of income before income taxes	31.9%	33.2%		33.3%	33.3%
Revenues of $430 million were 26% lower than the comparable quarter of 2008. Compression revenues were down 27% and Equipment Group revenues were down 24%. Weaker economic conditions have negatively impacted both segments.
Through September, revenues were $1.4 billion, down 9% from the comparable period of 2008. Compression revenues were 2% higher, while Equipment Group revenues were down 19%. Good opening order backlog supported revenue growth in the Compression Group through the first half of the year, which is reflected in year-to-date results.

The Canadian/U.S. dollar exchange rate impacts reported revenues on the translation of the financial statements of the Compression Group’s U.S. operations. Exchange rates between the Canadian and US dollar have been volatile in 2009. On average, the Canadian dollar was weaker in 2009 than in the prior year, resulting in higher revenues and net income on translation. For the third quarter, the Canadian dollar was 4% weaker, resulting in a $5 million increase in revenues and $0.4 million increase in net income. Through the nine months ending September, the Canadian dollar was 13% weaker, resulting in a $60 million increase in revenues and $4.6 million increase in net income. In addition, the exchange rate impacts revenues in the Canadian operations of both the Equipment and Compression Groups, as pricing to customers typically reflects movements in the exchange rate on U.S. sourced equipment, components and spare parts.
Gross profit margin in the quarter was 23.7%, up from 21.2% in the similar period of the prior year. Higher margins were reported in Compression on project mix, improved project execution and a larger proportion of product support. Gross profit margins were higher in Equipment on the shift in revenue mix to higher margin product support.
Through September, gross profit margin was 22.5%, up from 21.1% in the similar period of the prior year, reflecting higher margins in the Equipment Group.
Selling and administrative expenses were $54.5 million in the third quarter, down 17% from the comparable period in 2008. Through September, selling and administrative expenses were $172.2 million, 8% lower than the prior year. The Company’s selling and administrative expense structure includes a significant degree of variability correlating with business levels and profitability. Given current market conditions, there has been an increased focus on expense reductions. Compensation related expenses were $9.0 million lower through the first nine months on reduced staffing levels and lower profit sharing accruals. Total headcount was down 14% from this time last year. Selling and administrative expenses as a percentage of revenues were 12.6% through September 30, 2009 compared to 12.3% in the same period of 2008.
Operating income in the quarter was $47.4 million, down 17% from the prior year on lower revenues, partially offset by higher gross margins and lower selling and administrative expenses. Operating income as a percentage of revenues was 11.0% in the quarter, up from 9.8% in similar period of 2008.
In the first nine months of 2009, operating income was $136.5 million, up 2% from the prior year on higher gross margins and lower selling and administrative expenses, partially offset by lower revenues. Operating income as a percentage of revenues was 10.0%, up from 8.8% in the comparable period of 2008.
Interest expense in 2009 was lower in the quarter and through September compared to the similar periods from last year. Average debt balances were lower than those reported in 2008.
Interest income was down 1% in the third quarter as higher dividends on marketable securities were offset by lower interest rates on investing of excess cash. Interest income was down 74% through September 2009 compared to the similar period of 2008. Investment gains of $8.2 million were reported in the prior year. Excluding investment gains in 2008, interest income was down 30% in 2009 as higher dividends on marketable securities were offset by lower interest rates on investing of excess cash.
The effective income tax rate through September 2009 was 33.3%, unchanged from the similar period of 2008. Excluding the favourable effect of the capital gains tax rate in the prior year, the effective income tax rate in the first nine months of 2008 was 34.3%. The tax rate in 2009 is lower on reductions in statutory rates of income tax.

Net earnings for the third quarter of 2009 were $31.9 million, down 14% from 2008. Basic earnings per share were $0.50, compared with $0.57 in 2008, a decrease of 12%.
Net earnings through September 2009 were $89.2 million, down 2% from 2008. Basic earnings per share were $1.38, compared with $1.40 in 2008, a decrease of 1%. Net earnings in 2008 included $6.9 million gain on sale of investments, or $0.10 per share. Excluding this item in 2008, net earnings were 5% higher and earnings per share were 6% higher than the prior year.
Comprehensive income for the quarter was $17.5 million, comprised of net earnings of $31.9 million and other comprehensive loss of $14.4 million. The other comprehensive loss resulted largely from an unrealized loss on translation of financial statements of self-sustaining foreign operations of $13.2 million.
Comprehensive income through September 2009 was $65.9 million, comprised of net earnings of $89.2 million and other comprehensive loss of $23.3 million. The other comprehensive loss resulted largely from an unrealized loss on translation of financial statements of self-sustaining foreign operations of $20.3 million.
BUSINESS SEGMENT OPERATING RESULTS
The accounting policies of the segments are the same as those of the consolidated entity. Management evaluates overall business segment performance based on revenue growth, operating income relative to revenues and return on capital employed. Corporate expenses are allocated based on each segment’s operating income. Interest expense and interest and investment income are not allocated.
Results of Operations in the Equipment Group

	Three months ended September 30			Nine months ended September 30
$ thousands	2009	2008	% change	2009	2008	% change

Equipment sales and rentals
New	$94,959	$150,945	(37%)	$237,275	$369,732	(36%)
Used	29,766	34,585	(14%)	85,781	95,678	(10%)
Rental	40,032	46,563	(14%)	99,471	107,552	(8%)

Total equipment sales and rentals	164,757	232,093	(29%)	422,527	572,962	(26%)
Power generation	2,501	2,236	12%	7,210	6,776	6%
Product support	66,371	73,112	(9%)	212,600	215,572	(1%)

Total revenues	$233,629	$307,441	(24%)	$642,337	$795,309	(19%)

Operating income	$24,608	$31,447	(22%)	$65,883	$69,273	(5%)

Key ratios:
Product support revenues as a % of total revenues	28.4%	23.8%		33.1%	27.1%
Group total revenues as a % of consolidated revenues	54.3%	53.2%		46.8%	52.6%
Operating income as a % of revenues	10.5%	10.2%		10.3%	8.7%
Revenues were down 24% in the third quarter and 19% through September compared to 2008 on weak economic conditions.
New equipment sales were down 37% in the quarter and 36% through September. Industrial power systems applications, including prime and backup power systems, recorded good deliveries in the quarter. Other market segments, most notably heavy and general construction, and mining were lower. Used equipment sales were also lower, reflecting weaker market conditions.

Rental revenues were down 14% in the quarter and 8% through September compared to 2008 on lower utilization and lower rental rates.
Product support revenues were 9% lower in the third quarter and 1% lower year-to-date than those reported in the similar periods of last year on slower market activity in most markets.
Operating income in the quarter was $24.6 million, down $6.8 million or 22% from the prior year. Gross margins in the quarter were up 0.9 percentage points from the similar period last year on sales mix changes, with a higher percentage of product support revenues to total. Selling and administrative expenses decreased 21%. Operating income was 10.5% of revenues compared with 10.2% in the prior year, reflecting the higher gross margins.
Operating income through September was $65.9 million, down $3.4 million or 5% from the prior year. Gross margins were up 3.3 percentage points from the similar period last year. The gross margin increase was largely due to lagging costs associated with foreign currency hedges during a period of rapid devaluation of the Canadian dollar. Sales mix changes also increased gross margin, with a higher percentage of product support revenues to total. Selling and administrative expenses decreased 9%. Operating income was 10.3% of revenues compared with 8.7% in the prior year, reflecting the higher gross margins.
Booking activity was down 46% in the quarter and 41% through September compared to the similar periods in 2008, with declines in most markets. Backlogs at September 30, 2009 were 50% lower than a year prior and 23% lower than December 31, 2008.
Results of Operations in the Compression Group

	Three months ended September 30			Nine months ended September 30
$ thousands	2009	2008	% change	2009	2008	% change

Package sales and rentals
Package sales	$148,145	$208,382	(29%)	$580,541	$548,190	6%
Rentals	3,416	5,426	(37%)	11,916	16,177	(26%)

Total package sales and rentals	151,561	213,808	(29%)	592,457	564,367	5%
Product support	44,732	56,720	(21%)	136,960	151,829	(10%)

Total revenues	$196,293	$270,528	(27%)	$729,417	$716,196	2%

Operating income	$22,769	$25,454	(11%)	$70,648	$64,108	10%

Key ratios:
Product support revenues as a % of total revenues	22.8%	21.0%		18.8%	21.2%
Group total revenues as a % of consolidated revenues	45.7%	46.8%		53.2%	47.4%
Operating income as a % of revenues	11.6%	9.4%		9.7%	9.0%
Package sales revenues in the third quarter were $60.2 million or 29% lower compared to 2008 on lower natural gas compression revenues in the U.S. and Canada. Revenues in the U.S. in 2008 included approximately $35 million related to large pipeline projects not repeated in 2009. Canadian natural gas revenues declined on the economic slowdown and poor fundamentals for natural gas. Refrigeration revenues were lower in most areas, although recent booking activity has been strong, up 37% in the quarter, and ending backlogs are higher than at this time last year.
Package sales revenues through September 2009 were $32.4 million or 6% higher compared to 2008 on the following factors:
•	On average, the Canadian dollar was weaker in 2009, resulting in an increase in package revenues on translation of foreign operations of $53 million.
•	U.S. natural gas compression revenues were up $10 million on a U.S. dollar basis. Revenues in 2008 included approximately $65 million related to large pipeline projects not repeated in 2009.

•	Process systems revenues were up $25 million on a constant dollar basis.
•	Package revenues from refrigeration systems were $19 million lower compared to the similar period of 2008, primarily on lower activity within the industrial markets.
Rental revenues were down 37% in the quarter and 26% through September compared to last year on lower rental fleet utilization in Canada and the U.S. Weaker natural gas markets have reduced demand for rental equipment.
Product support revenues were down 21% in the third quarter and 10% through September compared to the similar periods in 2008. Natural gas product support activity has declined in Canada and the U.S. on weaker market conditions within that segment. Refrigeration product support revenues in both Canada and the U.S. were largely consistent through the first nine months of the year compared to 2008.
Operating income for the Compression Group decreased 11% in the quarter. Gross margins were 4.0 percentage points higher than in the similar period last year. Gross margins in the U.S. were higher on project mix and good execution, while gross margins in Canada declined on lower volumes. Selling and administrative expenses were down 11% due to focused efforts on cost containment in light of current market conditions. Operating income was 11.7% of revenues in the quarter, up from 9.4% in the similar period last year.
Through September 2009, operating income for the Compression Group increased 10% on the 2% increase in revenues. Gross margins were largely unchanged from the similar period last year as lower gross margins in Canada were largely offset by improved margins in the U.S. Selling and administrative expenses were 5% lower than the prior year as cost reductions in light of current market conditions were partially offset by foreign exchange translation of U.S. operations. Operating income was 9.7% of revenues through September, compared to 9.0% in the similar period last year.
Compression booking activity was down 64% for the quarter and through September compared to the similar periods of 2008. Global economic conditions and weaker natural gas markets have served to reduce demand for compression equipment in both Canada and the U.S. Refrigeration bookings were strong in the quarter, increasing 37% compared to the prior year with strong growth in Canada. Compression backlogs at September 30, 2009 were down 55% from this time last year and 47% from December 31, 2008.
CONSOLIDATED FINANCIAL CONDITION
The Company has maintained a strong financial position. At September 30, 2009, the ratio of total debt, net of cash, to equity was 0.06:1. Total assets were $1.3 billion.
Working Capital
The Company’s investment in non-cash working capital was $415.6 million at September 30, 2009. The major components, along with the changes from September 30 and December 31, 2008 are identified in the following table.
Working capital investment generally follows the seasonality of the business, with increases in working capital in the first half of the year in preparation for the historically busier summer season, although this may be different in periods of changing demand and/or supply conditions.

	September 30	December 31	Change		September 30	Change
$ thousands	2009	2008	$	%	2008	$	%

Accounts receivable	$259,076	$375,059	$(115,983)	-31%	$371,786	$(112,710)	-30%
Inventories	428,201	499,360	(71,159)	-14%	508,940	(80,739)	-16%
Future income tax assets	39,577	34,934	4,643	13%	30,048	9,529	32%
Derivative financial instruments	(2,364)	11,246	(13,610)	n/m	4,783	(7,147)	n/m
Other current assets	12,033	11,381	652	6%	15,605	(3,572)	-23%
Accounts payable and accrued liabilities	(205,530)	(337,073)	131,543	-39%	(341,739)	136,209	-40%
Dividends payable	(9,709)	(9,045)	(664)	7%	(9,118)	(591)	6%
Deferred revenue	(99,640)	(194,261)	94,621	-49%	(179,022)	79,382	-44%
Current portion of long-term debt	(14,276)	(15,363)	1,087	-7%	(16,176)	1,900	-12%
Income taxes receivable (payable), net	8,227	(4,236)	12,463	n/m	590	7,637	n/m

Total non-cash working capital	$415,595	$372,002	$43,593	12%	$385,697	29,898	8%

Accounts receivable were 30% lower than September 30 and 31% lower than at December 31, 2008 reflecting lower revenues. Collection periods in the Equipment Group have lengthened, resulting in higher Days Sales Outstanding (DSO).
Inventories were 16% lower than at September 2008 and 14% lower than December 2008. Inventories in most locations were lower due to focused efforts to reduce order intake and work through existing inventories in light of current conditions. Equipment Group inventories are down 12% from September 2008 and 7% from December 2008 on reduced new inventory deliveries. Compression Group inventories were 20% lower than this time last year reflecting lower inventory in Canada partially offset by higher inventory in the U.S. reflecting recent growth in operations. Compared to December 2008, Compression inventories were 22% lower on reductions in both Canada and the U.S.
Future income tax assets reflect differences between income tax and accounting.
Derivative financial instruments represent fair market valuations of foreign exchange contracts. Given the recent volatility in the Canadian/U.S. dollar exchange rate, the Company’s hedging practices have led to a cumulative loss of $2.4 million as at September 30, 2009. Foreign exchange contracts reduce volatility by fixing landed costs related to specific customer orders and establishing a level of price stability for high volume goods such as spare parts. The Company does not enter into foreign exchange forward contracts for speculative purposes. The gains and losses on the foreign exchange forward contracts designated as cash flow hedges are intended to offset the translation losses and gains on the hedged foreign currency transactions when they occur.
Other current assets included prepaid expenses and other deposits. These items fluctuate based on timing of invoicing and payment.
Accounts payable and accrued liabilities were 39% lower than at December 31, 2008 and 40% lower than at September 30, 2008 due to the timing of payments for key suppliers and year-end bonuses.
Dividends payable were 7% higher than at December 31 and 6% higher than at September 30, 2008 reflecting the higher dividend rate of $0.15 per share compared to $0.14 per share in the prior year.
Deferred revenues represent receipts from customers in excess of revenue recognized. In the Compression Group, deferred revenues arise on progress billings received in advance of revenue recognition. Deferred revenues decreased 40% compared to September 2008 and 48% compared to December 2008, as a result of lower activity. In the Equipment Group, deferred revenues arise on sales of equipment with residual value guarantees, extended warranty and other customer support agreements as well as on progress billings on long-term construction contracts. Equipment Group deferred revenues decreased 60% compared to September 2008 and 53% compared to December 2008 on completion of several long-term industrial projects.
Current portion of long-term debt reflects scheduled principal repayments due in the subsequent twelve-month period.
Income taxes receivable (payable) reflects amounts owing for corporate income taxes less installments made to date. The amount receivable increased in 2009 on higher tax instalments compared to income in the current period.
Legal and Other Contingencies
Typical of entities with the size, complexity and nature of the Company’s operations, various legal matters are pending. Exposure to these claims is mitigated through insurance coverage and by active management of these matters. In the opinion of management, none of these matters will have a material effect on the Company’s consolidated financial position or results of operations.
Normal Course Issuer Bid
No shares were repurchased in the third quarter of 2009. The Company purchased and cancelled 43,400 shares for $0.9 million (average cost of $19.77 per share) in the first quarter of 2009. The shares were purchased for an amount higher than their weighted average book value per share ($1.97 per share) resulting in a reduction of retained earnings of $0.8 million.
In August 2009, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may purchase for cancellation up to 4,689,677 of its common shares during the 12-month period commencing August 31, 2009 and ending August 30, 2010. The total shares that may be purchased under this issuer bid represents 7% of Toromont’s issued and outstanding common shares. The actual number of shares purchased and the timing of any such purchases will be determined by Toromont. All shares purchased under the NCIB will be cancelled. Shareholders may contact our Corporate Secretary to obtain, without charge, a copy of our notice to the TSX regarding the NCIB.
Outstanding Share Data
As at the date of this MD&A, the Company had 64,731,937 common shares and 2,112,339 share options outstanding.
LIQUIDITY AND CAPITAL RESOURCES
Sources of Liquidity
Toromont’s liquidity requirements are met through a variety of sources, including cash generated from operations, long and short-term borrowings and the issuance of common shares. Borrowings are obtained through a variety of senior debentures, notes payable and committed long-term credit facilities.
Combined unsecured credit facilities amounted to $246 million at September 30, 2009, comprised of $225 million in Canada and US $20 million in the United States ($21 million Canadian equivalent). Of these combined credit facilities, $21 million matures in July 2010 and the balance matures in 2011. There were no amounts drawn against these facilities as at September 30, 2009. Standby letters of credit utilized $38 million, leaving $208 million of the credit facilities unutilized.

The Company expects that cash flows from operations, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, capital assets and dividend payments.
Principal Components of Cash Flow
Cash from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Three months ended September 30		Nine months ended September 30
$ thousands	2009	2008	2009	2008

Cash, beginning of period	$62,150	$126,448	$137,274	$103,514
Cash, provided by (used in):
Operations	43,992	44,077	126,492	113,158
Change in non-cash working capital and other	44,262	(21,371)	(57,427)	(15,966)

Operating activities	88,254	22,706	69,065	97,192
Investing activities	(20,740)	(13,916)	(56,940)	(7,428)
Financing activities	(22,840)	(21,103)	(42,575)	(79,456)

Increase (decrease) in cash in the period	44,674	(12,313)	(30,450)	10,308
Effect of foreign exchange on cash balances	(1,457)	492	(1,457)	805

Cash, end of period	$105,367	$114,627	$105,367	$114,627

Cash Flows from Operating Activities
Operating activities provided $88.3 million in the quarter compared to $22.7 million in 2008. Cash provided by operations (calculated as net earnings, adjusted for items not requiring cash) was marginally lower. Non-cash working capital and other provided $44.3 million in 2009 compared to using $21.4 million in 2008. The components and changes in working capital are discussed in more detail in this MD&A under the heading “Consolidated Financial Condition”.
Through September 2009, operating activities provided $69.1 million compared to $97.2 million in 2008. Cash provided by operations was 12% higher on growth in continuing operations. Non-cash working capital and other used $57.4 million in 2009 compared to $16.0 million in 2008. Please see the discussion under the heading “Consolidated Financial Condition”.
Cash Flows from Investing Activities
Investing activities used $19.9 million in the quarter and $56.0 million through September 2009.
During the third quarter, Toromont purchased 1.9 million units of Enerflex Systems Income Trust (“Enerflex”) at a cost of $19.3 million ($9.97 per unit). Through the first nine months of 2009, the Company purchased 3.7 million units of Enerflex at a cost of $35.5 million ($9.67 per unit).
During the first nine months of 2008, Toromont realized a net cash inflow of $30.1 million from sale of investments.
Net additions to the rental fleet through September 2009 were $9.8 million, down from $23 million reported in the comparable period of the prior year. Lower rental fleet additions reflect current economic conditions.
Gross investment in property, plant and equipment was $2.8 million for the quarter and $15.7 million through September 2009. Capital investments were related to completion of the plant expansion in Houston and Casper, service and delivery vehicles and other machinery and equipment.

Cash Flows from Financing Activities
Financing activities used $22.8 million in the quarter and $42.6 million through September 2009. The most significant financing activity in both periods was payment of dividends on the Company’s common shares.
OUTLOOK
The Company believes that long term market fundamentals for natural gas in both Canada and the U.S. are positive. Process and international markets also provide opportunity. Canadian refrigeration markets have held up well, and the Canadian governmental spending stimulus contains monies designated for recreational refrigeration projects.
Fortunately, 2009 started with significant backlogs that cushioned the impact through the first half of the year. Although we are starting to see improved refrigeration bookings, backlogs have reduced through the year and new bookings were negatively impacted by the natural gas cycle, exacerbated by tight credit conditions. Recent prices for natural gas have risen to more economic levels, however levels of gas in storage remain high. Demand for natural gas compression and related equipment will not likely see recovery until the natural gas surplus dissipates. With the current level of order backlog, Compression Group results for the fourth quarter are expected to fall short of the record levels reported in 2008.
Our Equipment Group is also experiencing reduced bookings related to the general economic slowdown. Certain markets continue to perform well including road building, power systems and precious metals mining and the announced stimulus spending for Canadian infrastructure looks positive. Fourth quarter results in the Equipment Group are expected to fall short of the record levels reported in 2008.
Product support is a key component of each of Toromont’s business units. While also impacted by slower markets, we believe that it will continue to contribute to profitable performance.
Our management teams have been adjusting to these new conditions. Areas of focus include headcount adjustments, asset management, discretionary spending reductions and limiting capital investment.
Toromont’s financial position is strong, with a net debt to equity ratio of 0.06 to 1 at September 30, 2009. There are no significant debt maturities in the near term. Toromont has a history of performance at a high level for all stakeholders, resulting from consistent application of long-term strategies, a proven business model and a focus on asset management and progressive, profitable improvement. Toromont is well positioned in each of its diverse markets and both business segments have good growth prospects over the longer term.
SELECTED QUARTERLY INFORMATION
The following table summarizes unaudited quarterly consolidated financial data for the last two years. This quarterly information is unaudited but has been prepared on the same basis as the 2008 annual audited consolidated financial statements.

	2007	2008				2009
$ thousands, except per share amounts	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenues
Equipment Group	$316,670	$202,023	$285,845	$307,441	$303,904	$191,693	$217,015	$233,629
Compression Group	219,560	195,036	250,632	270,528	305,800	265,966	267,158	196,293

Total revenues	$536,230	$397,059	$536,477	$577,969	$609,704	$457,659	$484,173	$429,922

Net earnings
Continuing operations	$38,984	$16,417	$38,222	$37,104	$49,110	$23,718	$33,525	$31,923
Discontinued operations	314	77	(406)	—	—	—	—	—

	$39,298	$16,494	$37,816	$37,104	$49,110	$23,718	$33,525	$31,923

Per share information:

Basic earnings per share
Continuing operations	$0.61	$0.25	$0.59	$0.57	$0.76	$0.37	$0.51	$0.50
Discontinued operations	—	—	(0.01)	—	—	—	—	—

	$0.61	$0.25	$0.58	$0.57	$0.76	$0.37	$0.51	$0.50

Diluted earnings per share
Continuing operations	$0.61	$0.25	$0.59	$0.56	$0.76	$0.37	$0.51	$0.50
Discontinued operations	—	—	(0.01)	—	—	—	—	—

	$0.61	$0.25	$0.58	$0.56	$0.76	$0.37	$0.51	$0.50

Dividends per share	$0.12	$0.14	$0.14	$0.14	$0.14	$0.15	$0.15	$0.15

Interim period revenues and earnings historically reflect some seasonality.
The Equipment Group has a distinct seasonal trend in activity levels. Lower revenues are typically recorded during the first quarter due to winter shutdowns in the construction industry. The fourth quarter has consistently been the strongest quarter due in part to the timing of customers’ capital investment decisions, delivery of equipment from suppliers for customer specific orders and conversions of equipment on rent with a purchase option.
The Compression Group also has a distinct seasonal trend in activity levels due to well-site access and drilling patterns, which are adjusted to take advantage of weather conditions. Generally, higher revenues are reported in the fourth quarter of each year.
Management anticipates that the seasonality historically experienced will continue in the future, although variations from this trend may occur in volatile markets as seen this year.
As a result of the historical seasonal sales trends, inventories increase through the year in order to meet the expected demand for delivery in the fourth quarter of the fiscal year, while accounts receivable are highest at year-end.
RISKS AND RISK MANAGEMENT
In the normal course of business, Toromont is exposed to operating and financial risks that may potentially impact its operating results in either or both of its business segments. The Company and each operating segment employ risk management strategies with a view to mitigating these risks on a cost effective basis. Please refer to the “Risks and Risk Management” section starting on page 45 of the Company’s 2008 Annual Report. There have been no material changes to the operating and financial risk assessment and related risk management strategies as described in the Company’s 2008 Annual Report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are consistent with those used in the Company’s 2008 audited annual consolidated financial statements, and described in Note 1 therein, except for the changes in accounting policies described in the following section.
The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect the results of operation and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. Management reviews its estimates on an ongoing basis. Different accounting policies, or changes to estimates or assumptions could potentially have a material impact, positive or negative, on Toromont’s financial position and results of operations. There have been no material changes to the critical accounting estimates as described in the Company’s 2008 Annual Report.
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets, which replaced previous guidance. The standard establishes guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to initial recognition. The standard had no impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted CICA EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. Adoption of this guidance had no impact on the Company’s consolidated financial statements.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
International Financial Reporting Standards (IFRS) will be required in Canada for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.
Our conversion project consists of four phases: diagnostic, design and planning, solution development and implementation. We will invest in training and resources throughout the transition period to facilitate a timely conversion.
Based on diagnostics completed to date, the areas identified with the most potential impact are as follows: property, plant and equipment; provisions; certain aspects of revenue recognition; expanded disclosure requirements and IFRS 1 First Time Adoption. The Company expects the transition to IFRS to potentially impact financial reporting, business processes, internal controls and information systems.
We are in the solution development phase and have established issue-specific work teams to focus on quantification of impact, generating options and making recommendations in the identified risk areas. During this phase, we will establish a staff communications plan, develop our staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Although our solution development activities are well underway and commencing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of IFRS changeover accounting policy differences. In addition, due to anticipated changes in Canadian GAAP and IFRS prior to the Company’s transition to IFRS, the full impact of adopting IFRS on the Company’s future financial position and results of operations cannot be reasonably determined at this time.
RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS
Management is responsible for the information disclosed in this MD&A and the accompanying unaudited interim consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying unaudited interim consolidated financial statements.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
The Chairman and Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures (DC&P) in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries, would have been known to them and others within those entities.
Additionally, they have designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with GAAP.
The control framework used in the design of both DC&P and ICFR is the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
There has been no change in the design of the Company’s internal controls over financial reporting during the three-month period ended September 30, 2009, that would materially affect, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
While the Officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.
NON-GAAP FINANCIAL MEASURES
The success of the Company and business unit strategies is measured using a number of key performance indicators, which are outlined below. These measures are also used by management in its assessment of relative investments in operations. These key performance indicators are not measurements in accordance with Canadian GAAP and do not have standardized meaning. It is unlikely that these measures will be comparable to similar measures used by other companies. They should not be considered as an alternative to net income or any other measure of performance under Canadian GAAP.
Operating Income and Operating Margin
Each business segment assumes responsibility for its operating results as measured by, amongst other factors, operating income, which is defined as income before income taxes, interest income and interest expense. Financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the performance of the business segments. Consolidated and segmented operating income is reconciled to net earnings in tables where used in this MD&A.
Operating margin is calculated by dividing operating income by total revenue.
Working Capital and Non-Cash Working Capital
Working capital is defined as current assets less current liabilities. Non-cash working capital is defined as working capital less cash and equivalents. These measures are used to evaluate each business segment’s asset management performance.
ADVISORY
Statements and information herein that are not historical facts are “forward-looking information”. Words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify forward-looking information and statements.
By their nature, forward-looking information and statements are subject to risks and uncertainties which may be beyond Toromont’s ability to control or predict. Actual results or events could differ materially from those expressed or implied by forward-looking information and statements. Factors that could cause actual results or events to differ from current expectations include, among others: business cycle risk, including general economic conditions in the countries in which Toromont operates; risk of commodity price changes including precious and base metals and natural gas; risk of changes in foreign exchange rates, including the Cdn$/US$ exchange rate; risk of equipment product acceptance and availability of supply; risk of increased competition; credit risk related to financial instruments; risk of additional costs associated with warranties and maintenance contracts; interest rate risk on financing arrangements; and risk of availability of financing. Additional information on these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in the “Risks and Risk Management” and “Outlook” section of this MD&A and the “Risks and Risk Management” and “Outlook” sections of Toromont’s management’s discussion and analysis of financial results for the year ended December 31, 2008. Other factors, risks and uncertainties not presently known to Toromont or that Toromont currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by forward-looking information and statements.
Forward-looking information and statements contained herein about prospective results of operations, financial position or cash flows that are based on assumptions about future economic conditions and courses of action are presented for the purpose of assisting Toromont’s shareholders in understanding managements’ current view regarding those future outcomes and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on the forward-looking information and statements contained herein, which are given as of the date of this document, and not to use such information and statements for anything other than their intended purpose. Toromont disclaims any obligation or intention to update or revise any forward-looking information or statement, whether the result of new information, future events or otherwise, except as required by applicable law.

TOROMONT INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30	December 31	September 30
$ thousands	2009	2008	2008

Assets
Current assets
Cash and cash equivalents	$105,367	$137,274	$114,627
Accounts receivable	259,076	375,059	371,786
Inventories (note 5)	428,201	499,360	508,940
Income taxes receivable	9,596	2,068	590
Future income taxes	39,577	34,934	30,281
Derivative financial instruments	—	13,212	4,783
Other current assets	12,033	11,381	15,605

Total current assets	853,850	1,073,288	1,046,612

Property, plant and equipment	187,215	199,370	184,234
Rental equipment	191,160	203,277	165,798
Derivative financial instruments	—	1,403	—
Other assets (note 6)	50,768	21,312	27,180
Future income taxes	—	—	81
Goodwill	34,800	34,800	34,800

Total assets	$1,317,793	$1,533,450	$1,458,705

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	$215,239	$346,118	$350,857
Deferred revenues	99,640	194,261	179,022
Current portion of long-term debt (note 8)	14,276	15,363	16,176
Income taxes payable	1,369	6,304	—
Future income taxes	—	—	233
Derivative financial instruments	2,364	1,966	—

Total current liabilities	332,888	564,012	546,288

Deferred revenues	15,105	25,480	18,113
Derivative financial instruments	—	—	231
Long-term debt (note 8)	144,051	158,112	158,327
Accrued pension liability	2,420	2,322	2,513
Future income taxes	4,681	4,421	1,854

Shareholders’ equity
Share capital (note 9)	130,192	127,704	127,323
Contributed surplus (note 10)	10,057	8,978	8,605
Retained earnings	690,796	631,522	603,107
Accumulated other comprehensive (loss) income (note 11)	(12,397)	10,899	(7,656)

Total shareholders’ equity	818,648	779,103	731,379

Total liabilities and shareholders’ equity	$1,317,793	$1,533,450	$1,458,705

Subsequent event (note 20)
See accompanying notes

TOROMONT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three months ended September 30		Nine months ended September 30
$ thousands, except share amounts	2009	2008	2009	2008

Revenues	$429,922	$577,969	$1,371,754	$1,511,505
Cost of goods sold	328,072	455,378	1,062,991	1,191,838

Gross profit	101,850	122,591	308,763	319,667
Selling and administrative expenses	54,473	65,690	172,232	186,286

Operating income	47,377	56,901	136,531	133,381
Interest expense	1,922	2,795	6,365	9,006
Interest and investment income	(1,438)	(1,449)	(3,442)	(13,118)

Income before income taxes	46,893	55,555	133,608	137,493
Income taxes	14,970	18,451	44,442	45,750

Earnings from continuing operations	31,923	37,104	89,166	91,743
Loss on disposal of discontinued operations (note 3)	—	—	—	(432)
Earnings from discontinued operations (note 3)	—	—	—	103

Net earnings	$31,923	$37,104	$89,166	$91,414

Basic earnings per share (note 13)
Continuing operations	$0.50	$0.57	$1.38	$1.41
Discontinued operations	—	—	—	(0.01)

	$0.50	$0.57	$1.38	$1.40

Diluted earnings per share (note 13)
Continuing operations	$0.50	$0.56	$1.38	$1.40
Discontinued operations	—	—	—	(0.01)

	$0.50	$0.56	$1.38	$1.39

Weighted average number of shares outstanding:
— Basic	64,718,162	65,115,092	64,698,354	65,067,789
— Diluted	64,931,554	65,677,748	64,844,261	65,574,055

See accompanying notes

TOROMONT INDUSTRIES LTD. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (Unaudited)

	Three months ended September 30		Nine months ended September 30
$ thousands	2009	2008	2009	2008

Retained earnings, beginning of period	$668,582	$575,121	$631,522	$539,039
Net earnings	31,923	37,104	89,166	91,414
Dividends	(9,709)	(9,118)	(29,120)	(27,346)
Shares purchased for cancellation (note 9)	—	—	(772)	—

Retained earnings, end of period	$690,796	$603,107	$690,796	$603,107

See accompanying notes

TOROMONT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended September 30, 2009			Nine months ended September 30, 2009
	Before		Net of Income	Before		Net of Income
$ thousands	Income Taxes	Income Taxes	Taxes	Income Taxes	Income Taxes	Taxes

Net earnings			$31,923			$89,166

Other comprehensive (loss) income:

Change in fair value of derivatives designated as cash flow hedges	$(2,925)	$1,023	$(1,902)	$(5,771)	$2,019	$(3,752)

Loss (gains) on derivatives designated as cash flow hedges transferred to net income in the current period	1,466	(513)	953	(530)	186	(344)

Unrealized loss on translation of financial statements of self-sustaining foreign operations	(13,193)	—	(13,193)	(20,252)	—	(20,252)

Unrealized (loss) gain on financial assets designated as available-for-sale	(336)	56	(280)	1,260	(208)	1,052

Other comprehensive (loss) income	$(14,988)	$566	$(14,422)	$(25,293)	$1,997	$(23,296)

Comprehensive income			$17,501			$65,870

		Three months ended September 30, 2008			Nine months ended September 30, 2008
	Before		Net of Income	Before		Net of Income
$ thousands	Income Taxes	Income Taxes	Taxes	Income Taxes	Income Taxes	Taxes

Net earnings			$37,104			$91,414

Other comprehensive (loss) income:

Change in fair value of derivatives designated as cash flow hedges	$(450)	$159	$(291)	$3,112	$(1,088)	$2,024

Gains on derivatives designated as cash flow hedges transferred to net income in the current period	(572)	200	(372)	(561)	197	(364)

Gain on financial assets designated as available-for-sale transferred to net income in the current period	—	—	—	(68)	24	(44)

Loss on translation of financial statements of self-sustaining foreign operations transferred to net income on disposition of operations	265	—	265	1,090	—	1,090

Unrealized gain on translation of financial statements of self-sustaining foreign operations	3,828	—	3,828	5,778	—	5,778

Other comprehensive income (loss)	$3,071	$359	$3,430	$9,351	$(867)	$8,484

Comprehensive income			$40,534			$99,898

See accompanying notes

TOROMONT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended September 30		Nine months ended September 30
$ thousands	2009	2008	2009	2008

Operating activities
Net earnings	$31,923	$37,104	$89,166	$91 414
Items not requiring cash and cash equivalents
Depreciation	15,789	15,178	43,169	40,075
Stock-based compensation	566	579	1,767	1,736
Accrued pension liability	59	(492)	98	(1,070)
Future income taxes	(2,570)	(5,224)	(2,386)	(5,436)
Gain on sale of:
Rental equipment, property, plant and equipment	(1,775)	(3,068)	(5,322)	(5,759)
Investments	—	—	—	(8,234)
Loss on disposal of discontinued operations	—	—	—	432

	43,992	44,077	126,492	113,158
Net change in non-cash working capital and other (note 17)	44,262	(21,371)	(57,427)	(15,966)

Cash provided by operating activities	88,254	22,706	69,065	97,192

Investing activities
Additions to:
Rental equipment	(8,240)	(18,304)	(30,768)	(46,413)
Property, plant and equipment	(2,811)	(7,928)	(15,692)	(19,716)
Investments	(19,265)	—	(35,489)	(13,811)
Proceeds on disposal of:
Rental equipment	6,104	10,479	20,988	23,452
Property, plant and equipment	4,398	1,211	5,003	1,488
Investments	—	—	—	43,948
Disposal of discontinued operations (note 3)	—	—	—	4,038
(Increase) decrease in other assets	(926)	626	(982)	215
Business acquisitions (note 4)	—	—	—	(629)

Cash used in investing activities	(20,740)	(13,916)	(56,940)	(7,428)

Financing activities
Decrease in term credit facility debt	(5,985)	—	—	(30,000)
Repayment of other long-term debt	(7,416)	(12,333)	(15,148)	(25,796)
Dividends	(9,708)	(9,115)	(28,456)	(26,020)
Shares purchased for cancellation	—	—	(858)	-
Cash received on exercise of options	269	345	1,887	2,360

Cash used in financing activities	(22,840)	(21,103)	(42,575)	(79,456)

Effect of exchange rate changes on cash denominated in foreign currency	(1,457)	492	(1,457)	805
Increase (decrease) in cash and cash equivalents	44,674	(12,313)	(30,450)	10,308
Cash and cash equivalents at beginning of period	62,150	126,448	137,274	103,514

Cash and cash equivalents at end of period	$105,367	$114,627	$105,367	$114,627

Supplemental cash flow information (note 17)
See accompanying notes

TOROMONT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
($ thousands except where otherwise indicated)
(1) Significant accounting policies
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the preparation of interim financial statements. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with those used in the Company’s 2008 audited annual consolidated financial statements, except for the changes in accounting policies described in Note 2. These unaudited interim consolidated financial statements do not include all disclosures required by GAAP for annual financial statements, and accordingly should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2008.
Certain comparative figures have been restated to conform with the current year’s presentation.
(2) Changes in accounting policies
Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets, which replaced previous guidance. The standard establishes guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to initial recognition. The standard had no impact on the Company’s consolidated financial statements.
Credit Risk and the Fair Value of Financial Instruments
Effective January 1, 2009, the Company adopted CICA EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. Adoption of this guidance had no impact on the Company’s consolidated financial statements.
(3) Discontinued operations
Effective June 30, 2008, the shares of Aero Tech Manufacturing Inc. were sold to its local management.
Revenues and income before income taxes from discontinued operations in the second quarter of 2008 were $4,067 and $41 respectively. For the first half, revenues and income before income taxes from discontinued operations were $7,621 and $163 respectively.

(4) Business acquisitions
During the second quarter of 2008, certain assets of a privately owned rental operation in Sault Ste Marie, Ontario, were purchased. The acquisitions were recorded using the purchase method. The purchase price was $629. The fair value of assets acquired were as follows: non-cash working capital – $126; property, plant and equipment – $165; and rental assets – $338.
(5) Inventories

	September 30	December 31	September 30
	2009	2008	2008

Equipment	$204,755	$232,879	$284,839
Repair and distribution parts	83,262	80,261	78,993
Direct materials	93,614	72,041	65,099
Work-in-process	46,570	114,179	80,009

	$428,201	$499,360	$508,940

The amount of inventory recognized as an expense and included in cost of goods sold accounted for other than by the percentage-of-completion method during the third quarter and first nine months of 2009 were $183 million and $511 million respectively (2008 – $258 million and $668 million respectively). The amount charged to the income statement and included in cost of goods sold for write down of inventory for valuation issues during the quarter and first nine months of 2009 were $7.9 million and $11.6 million respectively (2008 – $5.2 million and $7.2 million, respectively).
(6) Other assets

	September 30	December 31	September 30
	2009	2008	2008

Equipment sold with guaranteed residual values	$12,706	$20,981	$26,906
Investment in marketable securities	36,749	—	—
Transaction costs	899	—	—
Other	414	331	274

	$50,768	$21,312	$27,180

The investment in marketable securities is comprised of 3.7 million units of Enerflex Systems Income Trust (“Enerflex”). Units were purchased at a cost of $35,489 ($9.67 per unit) and were marked to market value of $36,749 ($10.01 per unit) as at September 30, 2009. These financial instruments are designated as available sale, and as such the unrealized gain, net of tax, has been credited to other comprehensive income.

(7) Accounts payable and accrued liabilities

	September 30	December 31	September 30
	2009	2008	2008

Accounts payable and accrued liabilities	$205,530	$337,073	$341,742
Dividends payable	9,709	9,045	9,115

Total accounts payable and accrued liabilities	$215,239	$346,118	$350,857

(8) Long-term debt

	September 30	December 31	September 30
	2009	2008	2008

Senior debentures	$155,998	$166,659	$166,659
Notes payable	2,329	6,816	7,844

Total long-term debt	158,327	173,475	174,503
Less current portion	14,276	15,363	16,176

	$144,051	$158,112	$158,327

All debt is unsecured.
The Company maintains $225 million in bank credit in Canada and US$20 million in bank credit in the United States, provided through committed credit facilities. Of this, US$20 million matures in July 2010 and $225 million matures in 2011. There were no amounts drawn on the Canadian and US facilities as at any of the above reporting periods.
(9) Share capital
The changes in the common shares issued and outstanding during the period were as follows:

	Three months ended		Nine months ended
	September 30, 2009		September 30, 2009
	Number of	Common	Number of	Common
	Common	Share	Common	Share
	Shares	Capital	Shares	Capital

Balance, beginning of period	64,710,987	$129,829	64,620,677	$127,704
Exercise of stock options	20,950	363	154,660	2,574
Purchase of shares for cancellation	—	—	(43,400)	(86)

Balance, end of period	64,731,937	$130,192	64,731,937	$130,192

Normal Course Issuer Bid (NCIB)
The Company purchased and cancelled 43,400 shares for $858 million (average cost of $19.77 per share) in the first quarter of 2009 under its NCIB program which expired on August 30, 2009. The shares were purchased for an amount higher than their weighted average book value per share ($1.97 per share) resulting in a reduction of retained earnings of $772 million. The Company did not purchase any shares under the normal course issuer bid in the first nine months of 2008.
On August 27, 2009, Toromont announced the renewal of its NCIB program. The issuer bid allows the Company to purchase up to approximately 4.7 million of its common shares, representing 10% of common shares in the public float, in the year ending August 30, 2010. The actual number of shares purchased and the timing of any such purchases will be determined by Toromont. All shares purchased under the bid will be cancelled.
(10) Contributed surplus
Contributed surplus consists of accumulated stock option expense less the fair value of the options at the grant date that have been exercised and reclassified to share capital. Changes in contributed surplus were as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Contributed surplus, beginning of period	$9,586	$8,141	$8,978	$7,707
Stock-based compensation	566	579	1,767	1,736
Value of compensation cost associated with exercised options	(95)	(115)	(688)	(838)

Contributed surplus, end of period	$10,057	$8,605	$10,057	$8,605

(11) Accumulated other comprehensive income
The changes in accumulated other comprehensive income were as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Balance, beginning of period	$2,025	$(11,086)	$10,899	$(16,140)
Other comprehensive (loss) income	(14,422)	3,430	(23,296)	8,484

Balance, end of period	$(12,397)	$(7,656)	$(12,397)	$(7,656)

Accumulated other comprehensive income was comprised of the following amounts.

	Before		Net of
	income	Income	income
	taxes	taxes	taxes

As at September 30, 2009

Gains (losses) on foreign exchange derivatives designated as cash flow hedges	$(848)	$296	$(552)

Unrealized gain on financial assets designated as available-for-sale	1,260	(208)	1,052

Unrealized losses on translation of financial statements of self-sustaining foreign operations	(12,897)	—	(12,897)

	$(12,485)	$88	$(12,397)

	Before		Net of
	income	Income	income
	taxes	taxes	taxes

As at December 31, 2008

Gains (losses) on foreign exchange derivatives designated as cash flow hedges	$5,453	$(1,909)	$3,544

Unrealized gains on translation of financial statements of self-sustaining foreign operations	7,355	—	7,355

	$12,808	$(1,909)	$10,899

As at September 30, 2008

Gains (losses) on foreign exchange derivatives designated as cash flow hedges	$435	$(152)	$283

Unrealized losses on translation of financial statements of self-sustaining foreign operations	(7,939)	—	(7,939)

	$(7,504)	$(152)	$(7,656)

(12) Financial instruments
Categories of financial assets and liabilities
The carrying values of the Company’s financial instruments are classified into the following categories:

	September 30	December 31	September 30
	2009	2008	2008

Held for trading (1)	$105,367	$137,274	$114,627
Loans and receivables (2)	$268,672	$377,127	$372,376
Available for sales assets (3)	$36,749	$—	$—
Other financial liabilities (4)	$374,935	$525,897	$525,360
Derivatives designated as effective hedges (5) — (loss) gain	$(848)	$5,453	$437
Derivatives designated as held for trading (6) — (loss) gain	$(1,516)	$7,196	$4,115

(1)	Comprised of cash and cash equivalents. All held for trading assets were designated as such upon initial recognition.

(2)	Comprised of accounts receivable and income taxes receivables.

(3)	Comprised of investments, reported in other assets.

(4)	Comprised of accounts payable and accrued liabilities, income taxes payable and long-term debt.

(5)	Comprised of the Company’s foreign exchange forward contracts designated as hedges, all of which are effective hedges.

(6)	Comprised of the Company’s foreign exchange forward contracts that are not designated as hedges for accounting purposes.
The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes receivable/payable, borrowings under the bank term facility and notes payable approximate their respective carrying values. Derivative financial instruments are carried at fair value determined based on appropriate valuation methodologies. Investments are carried at fair value based on quoted market prices.
The fair values of the senior debentures are based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities. The Company has no plans to prepay these instruments prior to maturity. The fair value and carrying amounts of the senior debentures as at September 30, 2009 were $153,633 and $155,998 respectively (December 31, 2008 — $155,640 and $166,659, respectively).
Derivative financial instruments and hedge accounting
Foreign exchange contracts and options are transacted with financial institutions to hedge foreign currency denominated obligations related to purchases of inventory and sales of products. The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 30, 2009.

			Average
		Notional	Exchange
		Amount	Rate	Maturity

Purchase contracts	USD	75,593	$1.1024	October 2009 to August 2010
	EUR	7,396	$1.5306	October 2009 to June 2010

Sales contracts	USD	4,421	$0.9987	November 2009 to December 2009
	EUR	2,973	$1.5834	October 2009 to November 2009
Management estimates that a loss of $2,364 would be incurred if the contracts were terminated on September 30, 2009. Certain of these forward contracts are designated as cash flow hedges, and accordingly, a loss of $848 has been included in other comprehensive income. These losses are not expected to affect net income as the losses will be reclassified to net income within the next twelve months and will offset gains recorded on the underlying hedged items, namely foreign denominated accounts payable and accounts receivable. A loss of $1,516 on forward contracts not designated as hedges is included in net income which offsets gains recorded on the foreign-denominated items, namely accounts payable and accounts receivable.
All hedging relationships are formally documented, including the risk management objective and strategy. On an ongoing basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.
Risks arising from financial instruments and risk management
In the normal course of business, Toromont is exposed to financial risks that may potentially impact its operating results in either or both of its business segments. The Company and each operating segment employ risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.
Currency risk
The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar and the U.S. dollar. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies. The types of foreign exchange risk can be categorized as follows:
Transaction exposure
The Company sources the majority of its products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company mitigates exchange rate risk by entering into foreign currency contracts to fix the cost of imported inventory where appropriate. In addition, pricing to customers is customarily adjusted to reflect changes in the Canadian dollar landed cost of imported goods.
The Company also sells compression packages in foreign currencies, primarily the U.S. dollar, and enters into foreign currency contracts to reduce these exchange rate risks.
The Company maintains a conservative hedging policy whereby all significant transactional currency risks are identified and hedged. As such there is not a material transaction exposure.
Translation exposure
All of the Company’s foreign operations are considered self-sustaining. Accordingly, assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.
Foreign currency based earnings are translated into Canadian dollars each period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income. Such exchange rate fluctuations have historically not been material year-over-year relative to the overall earnings or financial position of the Company. A fluctuation of +/- 5%, provided as an indicative range in a volatile currency environment, would, everything else being equal, have an effect on net income before tax for the three- and nine-month periods ended September 30, 2009 of approximately +/- $0.7 million and +/- $3.5 million respectively.
Credit risk
Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, investments and derivative financial instruments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.
The cash equivalents consist mainly of short-term investments, such as money market deposits. No asset-backed commercial paper products were held. The Company has deposited the cash equivalents with highly rated financial institutions, from which management believes the risk of loss to be remote.
The Company has accounts receivable from clients engaged in various industries including mining, construction, natural gas production and transportation, food and beverage, and governmental agencies that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is mitigated by the Company’s large client base. As at September 30, 2009, $23.6 million, or 9.9% of trade accounts receivable, were more than 90 days overdue, which is higher than historical aging profiles.

The movement in the Company’s allowance for doubtful accounts was as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Balance, beginning of period	$10,656	$8,544	$9,774	$6,501
Change in foreign exchange rates	(160)	79	(386)	114
Provisions and revisions, net	780	(628)	1,887	1,379

Balance, end of period	$11,276	$7,995	$11,276	$7,995

The Company minimizes the credit risk of investments by investing excess cash in short term securities that meet minimum requirements for quality and liquidity as allowed under the Company’s treasury policy. Other securities may be purchased or disposed of as specifically approved by the Company’s Board of Directors. Marketable securities at September 30, 2009 are comprised of units of Enerflex Systems Income Trust. The maximum credit risk associated with these financial instruments is represented by their carrying values.
The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.
Interest rate risk
In relation to its debt financing, the Company is exposed to changes in interest rates, which may impact on the Company’s borrowing costs. Floating rate debt exposes the Company to fluctuations in short-term interest rates. As at September 30, $2.3 million or 1% of the Company’s total debt portfolio is subject to movements in floating interest rates. A +/- 2.50% change in interest rates, which is indicative of the change in the prime lending rate over the preceding twelve-month period, would, all things being equal, have an insignificant impact on income before income taxes for the period.
The Company minimizes its interest rate risk by managing its portfolio of floating and fixed rate debt, as well as managing the term to maturity. The Company may use derivative instruments such as interest rate swap agreements to manage its current and anticipated exposure to interest rates.
Liquidity risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. As at September 30, 2009, the Company was holding cash and cash equivalents of $105 million and had unutilized lines of credit of $209 million.
The contractual maturities of the Company’s long-term debt were presented in the Company’s audited consolidated financial statements for the year ended December 31, 2008.
Accounts payable are primarily due within 90 days and will be satisfied from current working capital.
The Company expects that continued cash flows from operations in 2009, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, capital assets and dividend payments.
Market risk
The Company is subject to market risk arising from its investments in marketable securities. Marketable securities are market traded equity instruments which are accounted for based on their quoted market value. The investments in marketable securities are in publicly traded markets which are susceptible to significant volatility. To the extent that market prices vary from those at the previous reporting periods, unrealized gains or losses would be recorded through other comprehensive income/loss.
(13) Earnings per share
Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated to reflect the effect of exercising outstanding stock options applying the treasury stock method, which assumes that all outstanding stock option grants are exercised, if dilutive, and the assumed proceeds are used to purchase the Company’s common shares at the average market price during the period.

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net earnings available to common shareholders	$31,923	$37,104	$89,166	$91,414

Weighted average common shares outstanding	64,718,162	65,115,092	64,698,354	65,067,789
Dilutive effect of stock option conversion	213,392	562,656	145,907	506,266

Diluted weighted average common shares outstanding	64,931,554	65,677,748	64,844,261	65,574,055

Basic earnings per share
Continuing operations	$0.50	$0.57	$1.38	$1.41
Discontinued operations	—	—	—	(0.01)

	$0.50	$0.57	$1.38	$1.40

Diluted earnings per share
Continuing operations	$0.50	$0.56	$1.38	$1.40
Discontinued operations	—	—	—	(0.01)

	$0.50	$0.56	$1.38	$1.39

Excluded from the calculations for the three- and nine-months ended September 30, 2009 were 907,240 outstanding stock options with an exercise price range of $23.34 to $28.84 as they were anti-dilutive.
(14) Stock based compensation
The Company maintains a stock option program for certain employees. Under the plan, up to 6,096,000 options may be granted for subsequent exercise in exchange for common shares. Stock options have a seven-year term, vest 20% per year on each anniversary date of the grant and are exercisable at the designated common share price, which is fixed at prevailing market prices of the common shares at the date the option is granted.

The following table is a reconciliation of outstanding options:

		Nine Months ended September 30
		2009		2008

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of period	1,917,599	$21.62	1,843,359	$18.78
Granted	508,000	22.05	379,400	28.84
Exercised	(154,660)	11.97	(184,040)	12.47
Forfeited	(158,600)	25.07	(37,380)	24.28

Options outstanding, end of period	2,112,339	$22.17	2,001,339	$21.17

Options exercisable, end of period	1,044,337	$19.64	981,723	$16.43

The following table summarizes stock options outstanding and exercisable as at September 30, 2009:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Prices	Outstanding	Life (years)	Price	Outstanding	Price

$10.28 - $10.71	198,980	0.3	$10.69	198,980	$10.69
$16.59 - $23.34	1,016,119	3.9	20.48	499,489	18.86
$24.58 - $28.84	897,240	4.5	26.63	345,868	25.91

Total	2,112,339	3.8	$22.17	1,044,337	$19.64

The fair value of the stock options granted during the period was determined at the time of grant using the Black-Scholes option pricing model with the following assumptions:

	Nine Months ended September 30
	2009	2008

Weighted average fair value price per option	$4.13	$6.90
Expected life of options (years)	5.80	5.84
Expected stock price volatility	25.0%	25.0%
Expected dividend yield	2.7%	1.9%
Risk-free interest rate	2.0%	3.3%
Deferred Share Unit Plan
The Company offers a deferred share unit (DSU) plan for executives and non-employee directors, whereby they may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units. In addition, the Board may grant discretionary DSUs to executives. As at September 30, 2009, 66,485 units were outstanding at a value of $1,516 (December 31, 2008 — 79,476 units at a value of $1,671; September 30, 2008 — 77,390 units at a value of $2,126). The Company records the cost of the DSU Plan as compensation expense.

(15) Employee future benefits
The Company sponsors pension arrangements for substantially all of its employees, primarily through defined contribution plans in Canada and a 401(k) matched savings plan in the United States. Certain unionized employees do not participate in company-sponsored plans, and contributions are made to these retirement programs in accordance with respective collective bargaining agreements. In the case of defined contribution plans, regular contributions are made to the individual employee accounts, which are administered by a plan trustee in accordance with the plan document. The cost of pension benefits for defined contribution plans are expensed as the contributions are paid.
Approximately 5% of participating employees are included in defined benefit plans. Pension benefit obligations under the defined benefit plans are determined periodically by independent actuaries and are accounted for using the accrued benefit method using a measurement date of December 31.
The net pension expense recorded for the periods are presented below.

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Defined benefit plans	$562	$261	$1,693	$785
Defined contribution plans	2,300	2,247	6,851	6,686
401(k) matched savings plans	206	219	777	754

Net pension expense	$3,068	$2,727	$9,321	$8,225

(16) Capital management
The Company defines capital as the aggregate of shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt less cash and cash equivalents. The Company’s capital management framework is designed to maintain a flexible capital structure that allows for optimization of the cost of capital at acceptable risk while balancing the interests of both equity and debt holders.
The Company generally targets a net debt to equity ratio of 0.5:1, although there is a degree of variability associated with the timing of cash flows. Also, if appropriate opportunities are identified, the Company is prepared to significantly increase this ratio depending upon the opportunity.
The capital management criteria can be illustrated as follows:

	September 30	December 31	September 30
	2009	2008	2008

Shareholder’s equity excluding accumulated other comprehensive income (loss)	$831,045	$768,204	$739,035
Long-term debt	158,327	173,475	174,503
Cash and cash equivalents	(105,367)	(137,274)	(114,627)

Capital under management	$884,005	$804,405	$798,911

Net debt as a % of capital under management	6%	5%	7%
Net debt to equity ratio	0.06:1	0.05:1	0.08:1
The Company is subject to minimum capital requirements relating to bank credit facilities and senior debentures. The Company has comfortably met these minimum requirements during the period.

(17) Supplemental cash flow information

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net change in non-cash working capital and other
Accounts receivable	$38,050	$(57,706)	$115,983	$(34,647)
Inventories	58,295	(1,124)	71,159	(65,909)
Accounts payable and accrued liabilities	(40,155)	33,148	(217,453)	88,048
Other	(11,928)	4,311	(27,116)	(3,458)

	$44,262	$(21,371)	$(57,427)	$(15,966)

Cash paid during the period for:
Interest	$1,475	$2,109	$6,323	$8,858
Income taxes	$11,613	$13,480	$59,855	$56,086
(18) Segmented financial information
The Company has two reportable operating segments, each supported by the corporate office. The Equipment Group includes one of the world’s largest Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both groups offer comprehensive product support capabilities. The corporate office provides finance, treasury, legal, human resources and other administrative support to the business segments. Corporate overheads are allocated to the business segments based on operating income.
The accounting policies of the reportable operating segments are the same as those described in Note 1 — Significant Accounting Policies.

	Equipment Group		Compression Group		Consolidated
Three months ended September 30	2009	2008	2009	2008	2009	2008

Equipment /package sales	$124,725	$185,530	$148,145	$208,382	$272,870	$393,912
Rentals	40,032	46,563	3,416	5,426	43,448	51,989
Product support	66,371	73,112	44,732	56,720	111,103	129,832
Power Generation	2,501	2,236	—	—	2,501	2,236

Revenues	$233,629	$307,441	$196,293	$270,528	$429,922	$577,969

Operating Income	$24,608	$31,447	$22,769	$25,454	$47,377	$56,901

Operating income as a % of revenues	10.5%	10.2%	11.6%	9.4%	11.0%	9.8%

	Equipment Group		Compression Group		Consolidated
Nine months ended September 30	2009	2008	2009	2008	2009	2008

Equipment /package sales	$323,056	$465,410	$580,541	$548,190	$903,597	$1,013,600
Rentals	99,471	107,552	11,916	16,177	111,387	123,729
Product support	212,600	215,571	136,960	151,829	349,560	367,400
Power Generation	7,210	6,776	—	—	7,210	6,776

Revenues	$642,337	$795,309	$729,417	$716,196	$1,371,754	$1,511,505

Operating Income	$65,883	$69,273	$70,648	$64,108	$136,531	$133,381

Operating income as a % of revenues	10.3%	8.7%	9.7%	9.0%	10.0%	8.8%

Selected balance sheet information:

	Equipment Group			Compression Group			Consolidated
	September 30	December 31	September 30	September 30	December 31	September 30	September 30	December 31	September 30
	2009	2008	2008	2009	2008	2008	2009	2008	2008

Goodwill	$13,000	$13,000	$13,000	$21,800	$21,800	$21,800	$34,800	$34,800	$34,800

Identifiable assets	$645,972	$731,553	$755,563	$495,754	$633,940	$565,849	$1,141,726	$1,365,493	$1,321,412

Corporate assets							176,087	167,957	137,293

Total assets							$1,317,793	$1,533,450	$1,458,705

Operating income from rental operations for the quarter ended September 30, 2009 was $7.1 million (2008 — $11.2 million). For the nine months ended September 30, 2009, operating income from rental operations was $12.7 million (2008 — $20.8 million)
(19) Seasonality of business
Interim period revenues and earnings historically reflect seasonality in both the Equipment and Compression Groups. Within the Equipment Group, the first quarter is typically the weakest due to winter shutdowns in the construction industry while the fourth quarter has consistently been the strongest quarter due to higher conversions at the Caterpillar dealership of equipment on rent with a purchase option. Within the Compression Group, the fourth quarter tends to be the strongest due to higher activity levels resulting from well-site access and drilling patterns. The second and third quarter impacts of seasonality in both Groups are relatively neutral. Variations from this trend may occur when market fundamentals are either improving or deteriorating.
(20) Subsequent event
On October 16, 2009, Toromont made a proposal to Enerflex Systems Income Fund (TSX:EFX.UN) to enter into a business combination with Toromont whereby holders of the trust units of Enerflex would receive cash and shares of Toromont representing total consideration of $13.50 per unit. The consideration would be comprised of at least 50% cash, with the balance in Toromont common shares. Enerflex is a supplier of products and services to the global oil and gas production industry, and has operations in Canada, Australia, the Netherlands, the United States, Germany, Pakistan, the United Arab Emirates, Egypt, Indonesia and Malaysia.

How to get in touch with us
Tel: 416 667 5511
Fax: 416 667 5555
E-mail: investorrelations@toromont.com
www.toromont.com
How to reach our transfer agent and registrar
Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings.
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto ON M5C 2W9
Answer Line: 416 643 5500 or
Toll-Free North America: 1 800 387 0825
E-mail: inquiries@cibcmellon.com
www.cibcmellon.com
Common Shares
Listed on the Toronto Stock Exchange
Stock Symbol — TIH
Toromont Industries Ltd.
Corporate Office
3131 Highway 7 West
P.O. Box 5511
Concord ON L4K 1B7